Exhibit 99.1

77 King St. W., Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

May 16, 2018 Toronto, Ontario, Canada – Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN / NYSE: GRP.U) (“Granite REIT” and “Granite GP”, and, collectively “Granite”) today announced the acceptance by the Toronto Stock Exchange (the “TSX”) of Granite GP’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite GP proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time over the next 12 months, if considered advisable, up to an aggregate of 3,939,255 of Granite`s issued and outstanding stapled units (the “Stapled Units”) (each Stapled Unit consisting of one trust unit of Granite REIT and one common share of Granite GP), being approximately 10% of Granite’s public float of Stapled Units as of April 30, 2018. Pursuant to a previous notice of intention to conduct a NCIB, under which Granite sought and received approval from the TSX to purchase up to 4,118,757 Stapled Units for the period of May 16, 2017 to May 15, 2018, Granite has purchased, as of April 30, 2018, 1,474,493 Stapled Units on the open market at a weighted average purchase price of $49.49 per Stapled Unit. As of April 30, 2018, Granite had 45,733,941 Stapled Units issued and outstanding and a public float of 39,392,552 Stapled Units.

The NCIB will commence on May 18, 2018 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 17, 2019. Pursuant to the policies of the TSX, daily purchases made by Granite GP through the TSX may not exceed 16,546 Stapled Units, being 25% of the average daily trading volume of the Stapled Units on the TSX for the six-month period ended April 30, 2018, subject to certain exceptions prescribed by the TSX, including the “block purchase exemption”.

Granite GP intends to enter into an automatic securities purchase plan with a broker in order to facilitate repurchases of the Stapled Units under the NCIB during Granite’s scheduled blackout periods. Under the automatic securities purchase plan, Granite GP’s broker may repurchase Stapled Units under the NCIB in accordance with any advance instructions that Granite GP may elect to deliver, including without limitation repurchases made at times when Granite GP would ordinarily not be permitted to repurchase Stapled Units due to regulatory restrictions or self-imposed blackout periods. Purchases will be made by Granite GP’s broker based upon the parameters under the NCIB and the terms of the parties’ written agreement.

The Board of Trustees of Granite REIT and the Board of Directors of Granite GP believe that the proposed purchases at prices below Granite’s view of intrinsic value are in the best interests of Granite and are a desirable use of Granite’s funds. All Stapled Units that are purchased under the NCIB will be cancelled.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 rental income properties representing approximately 30 million square feet of leasable area. Through the thoughtful deployment of its balance sheet and selective dispositions, Granite is continuing to build a high quality, globally diversified industrial real estate business.

granitereit.com

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future distributions, Stapled Unit repurchases, plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future Stapled Unit repurchases, events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future Stapled Unit repurchases, events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite REIT and Granite GP dated March 1, 2018 (the “Annual Information Form”). The ‘‘Risk Factors’’ section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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